Bamboo Services, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2023

Balance Sheet

My Panda

As at 31 December 2024

Account	31 Dec 2024	31 Dec 2023
Assets		
Current Assets		
Cash and Cash Equivalents		
Silicon Valley Bank - Money Market	2,547.51	0.00
Silicon Valley Bank - XXXXXX5045	575.00	0.00
Stripe USD (Legacy)	2,826.26	0.00
Wells Fargo	460.98	1,165.14
Total Cash and Cash Equivalents	**6,409.75**	**1,165.14**
Prepayments	1,323.36	0.00
Single Mom Founders	686.97	0.00
Stripe Clearing Account	0.00	2,199.85
Total Current Assets	**8,420.08**	**3,364.99**
Total Assets	**8,420.08**	**3,364.99**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	1,475.00	690.00
Customer Purchases Control Account	(13,907.50)	(3,452.41)
Due to Tamara	31,768.11	34,782.61
Loan from Amanda	33,589.20	46,793.01
SVB Credit card	6,485.72	5,421.93
Unearned Revenue - Gift Cards	680.46	1,754.00
Total Current Liabilities	**60,090.99**	**85,989.14**
Long Term Liabilities		
2024 Loan - Atlanta	90,837.00	0.00
SBA EIDL loan	4,360.00	4,800.00
Stripe loan	18,865.07	8,706.88
Total Long Term Liabilities	**114,062.07**	**13,506.88**
Total Liabilities	**174,153.06**	**99,496.02**
Equity		
Amanda Investment	26,900.00	26,900.00
Bryan Investment	7,500.00	7,500.00
Current Year Earnings	(175,811.07)	(106,599.15)
Elizabeth Balog	10,000.00	10,000.00
EVOLUTION VENTURES MINERVA FUND, LP - SA	25,000.00	0.00
Farahany Family	21,000.00	21,000.00
Kristie Wilson	50,000.00	50,000.00
Kyle Cox - SAFE	10,000.00	0.00
Mitzi Motsinger Investment	20,000.00	20,000.00
Retained Earnings	(414,267.29)	(304,931.88)
Suja Thomas Investment	20,000.00	20,000.00
Techstars - SAFE	120,000.00	120,000.00
Vrooman Investment	40,077.00	40,000.00
Wefunder Crowdfund Investment	73,868.38	0.00
Total Equity	**(165,732.98)**	**(96,131.03)**
Total Liabilities and Equity	**8,420.08**	**3,364.99**

Income Statement (Profit and Loss)
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For the year ended 31 December 2024

Account	2024	2023
Income		
COGS Fee	117.59	1,261.06
Covid Shopping	0.00	9,845.53
Custom Services	121,112.28	111,769.78
Errand Services	663.86	0.00
Gift Card Sales	4,701.21	36,968.96
Laundry Services	51,818.33	24,446.82
My Panda	0.00	66.50
Pet Service	3,923.92	2,339.41
Premium Membership sales fee	25,780.99	3,904.25
Refunds	(2,423.69)	(2,283.66)
Shopping & Delivery Services	8,879.11	0.00
Standard membership sales fee	2,968.52	689.31
Subscription sales	569.67	9,411.90
Tidy Up	23,702.01	9,048.48
Trash to curb	92.49	0.00
Vacation Service	39.00	660.50
Total Income	**241,945.29**	**208,128.84**
Cost of Goods Sold		
Panda Payout - COS	142,542.96	119,906.76
Software & Tool - COS	370.30	1,024.87
Stripe Fee - COS	10,019.17	8,184.33
Total Cost of Goods Sold	**152,932.43**	**129,115.96**
Gross Profit	**89,012.86**	**79,012.88**
Operating Expenses		
Accounting & Bookkeeping	9,143.85	7,591.00
Advertising & Marketing	12,862.02	6,194.72
Background Checks	422.68	996.87
Bank Fees	452.00	299.00
Charitable and Political Donations	250.00	0.00
Consulting	43,384.50	12,441.16
Content & Branding	0.00	3,621.08
Contractors - Eng	45,331.65	14,500.00
Contractors - G&A	22,786.96	18,782.50
Contractors - S&M	984.00	8,134.25
Contractors Commissions	0.00	61.00
Entertainment - 0%	102.44	0.00
Entertainment-100% business	868.00	205.36
General Expenses	147.98	69.62
Hiring Costs	3,708.74	3,954.70
Insurance	3,254.14	6,058.58
Interest Paid	1,750.49	0.00
Legal & Professional Expenses	1,500.00	3,000.00
Meals	1,004.33	739.85
Other Business Expenses	125.00	2,231.23
Parking	57.50	100.00
Payroll - G&A	88,511.24	72,307.62
Payroll - S&M	25.00	0.00
Payroll service fees	4,044.38	2,978.68
Payroll taxes	7,109.96	5,824.36
Postage, Freight & Courier	413.50	34.11
Rent	1,466.64	0.00
Software & Tools - Eng	1,206.11	1,252.62

Software & Tools - S&M	1,929.89	2,496.36
Software and Tools - G&A	11,316.56	10,867.59
Staff Training	0.00	(1,000.00)
Taxes and Licenses	(1,766.94)	1,843.62
Travel - National	15.31	0.00
Web & App Maintenance	2,866.98	2,545.50
Total Operating Expenses	**265,274.91**	**188,131.38**
Operating Income	**(176,262.05)**	**(109,118.50)**
Other Income / (Expense)		
Interest Income	1,496.78	0.00
Other Income	0.00	1,889.35
Total Other Income / (Expense)	**1,496.78**	**1,889.35**
Net Income	**(174,765.27)**	**(107,229.15)**

Business Cash Flow Summary

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For the year ended December 31, 2024

Account	2024
Operating Activities	
Receipts from customers	241,945.29
Payments to suppliers and employees	(417,422.34)
Cash receipts from other operating activities	1,496.78
Net Cash Flows from Operating Activities	**(173,980.27)**
Investing Activities	
Other cash items from investing activities	189.52
Net Cash Flows from Investing Activities	**189.52**
Financing Activities	
Other cash items from financing activities	180,063.17
Net Cash Flows from Financing Activities	**180,063.17**
Net Cash Flows	**6,272.42**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	(4,256.79)
Net cash flows	6,272.42
Cash and cash equivalents at end of period	2,015.63
Net change in cash for period	**6,272.42**

Statement of Cash Flows

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For the month ended December 31, 2023

Account	Dec 2023
Operating Activities	
Receipts from customers	23,456.95
Payments to suppliers and employees	(26,393.44)
Net Cash Flows from Operating Activities	**(2,936.49)**
Investing Activities	
Other cash items from investing activities	76.10
Net Cash Flows from Investing Activities	**76.10**
Financing Activities	
Other cash items from financing activities	(1,710.65)
Net Cash Flows from Financing Activities	**(1,710.65)**
Net Cash Flows	**(4,571.04)**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	626.55
Net cash flows	(4,571.04)
Cash and cash equivalents at end of period	(3,944.49)
Net change in cash for period	**(4,571.04)**

Bamboo Services, Inc.
Statement of Changes in Equity

Accounts	2024 (USD)	2023 (USD)
Beginning Equity	(96,131.03)	10,468.12
Amanda Investment	26,900.00	26,900.00
Bryan Investment	7,500.00	7,500.00
Elizabeth Balog Investment	10,000.00	10,000.00
EVOLUTION VENTURES MINERVA FUND, LP - SAFE	25,000.00	0.00
Farahany Family Investment	21,000.00	21,000.00
Kristie Wilson Investment	50,000.00	50,000.00
Kyle Cox - SAFE	10,000.00	0.00
Mitzi Motsinger Investment	20,000.00	20,000.00
Suja Thomas Investment	20,000.00	20,000.00
Techstars - SAFE	120,000.00	120,000.00
Vrooman Investment	40,077.00	40,000.00
Wefunder Crowdfund Investment	73,868.38	0.00
Net Income (Loss)	(174,765.27)	(107,229.15)
Retained Earnings	(413,221.49)	(304,931.88)
Total Equity	**(164,687.18)**	**(96,131.03)**

Bamboo Services, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2023
$USD

1. ORGANIZATION AND PURPOSE

Bamboo Services, Inc. (the "Company") is a corporation organized on September 14, 2019 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.